[redacted]

Form G-FIN

15025436

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
011-00523

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 29 2015
REGISTRATIONS BRANCH
03

4. A. Full name of the financial institution:

   Bryant Bank Capital Markets Division

   B. Address of principal office of financial institution:

   5000 Grantswood Rd., Suite 323, Irondale, AL 35210

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Vincent Lee Webb	Managing Director	205-490-2271

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

   (If yes, provide addresses and describe activities.)

Form G-FIN

Reporting Burden—Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, Washington, DC 20219; Chief Counsel's Office, Office of Thrift Supervision, 1700 G Street, NW, Washington, DC 20552; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

Notice By Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

(This booklet includes instructions and blank forms.)

Board of Governors of the Federal Reserve System
OMB No. 7100-0224

Federal Deposit Insurance Corporation
OMB No. 3064-0093

Office of the Comptroller of the Currency
OMB No. 1557-0184

Office of Thrift Supervision
OMB No. 1550-0019

Securities and Exchange Commission
OMB No. 3235-0083

This notice is required by law [15 U.S.C. 78o-5(a)(1)(B)].

NOTICE REQUIREMENTS

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to: (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

For further information on the requirements to file this notice, please refer to the instructions.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Webb	Vincent	Lee	Managing Director

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

First	Middle	Last	Title
Vincent	Lee	Webb	Managing Director

Manual Signature: [signature]

Date: 09/11/2015

Instructions for completing Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

GENERAL INFORMATION AND INSTRUCTIONS

A. Terms and Abbreviations

1. "Act" refers to the Securities Exchange Act of 1934, as amended by the Government Securities Act of 1986.

2. "ARA" refers to the financial institution's appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Act. See general instruction (E) below for a listing of appropriate regulatory agencies.

3. "Government securities" are defined in section 3(a)(42) of the Act. In general, this term refers to direct obligations of or obligations guaranteed as to principal or interest by the United States; securities issued or guaranteed as to principal or interest by corporations designated by statute or by the Secretary of the Treasury to constitute exempt securities; and puts, calls, straddles or options on such securities. Although not all inclusive, the following are the more common types of government securities covered by the term: U.S. Treasury bills, bonds, notes; discount notes, bonds, certain collateralized mortgage obligations, pass throughs, master notes, and other obligations of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Student Loan Marketing Association (SLMA), Federal Home Loan Banks and Farm Credit Banks; securitized Small Business Association (SBA) loans; and FNMA stock.

4. "Government securities broker" is defined in section 3(a)(43) of the Act. In general, this term refers to a financial institution that is regularly engaged in the business of effecting transactions in government securities for the account of others.

5. "Government securities dealer" is defined in section 3(a)(44) of the Act. In general, this term refers to a financial institution engaged in the business of buying and selling government securities for its own account but does not include a financial institution insofar as it buys or sells securities for its own account but not as a part of its regular business or in a fiduciary capacity.

6. "Financial institution" is defined in Section 3(a)(46) of the Act. In general, the term refers to any national or state chartered bank or trust company which is supervised and examined by a state or federal bank supervisory agency, a foreign bank, and any other institution whose deposits were formerly insured by the Federal Savings and Loan Insurance Corporation.

7. "Associated person" is defined by Treasury regulation (17 C.F.R. 400.3(c)) to mean a person directly engaged in any of the following activities in either a supervisory or nonsupervisory capacity: underwriting, trading or sales of government securities; financial advisory or consultant services for issuers in connection with the issuance of government securities; other communications with public investors, or research or investment advice other than general economic information or advice, with respect to government securities in connection with the activities described above. The term is further defined in Section 400.3(c) to cover persons engaged in the following activities in a supervisory capacity: processing and clearance activities with respect to government securities and maintenance of records involving any of the activities described in this paragraph.

   This definition does not include directors and senior officers of the financial institution who may from time to time set broad policy guidelines affecting the financial institution as a whole, but are not directly involved in the conduct of the financial institution's government securities business on a day-to-day basis. It also does not cover persons whose functions are solely clerical or ministerial, persons who are acting in a fiduciary capacity, or persons who act solely as order takers without giving investment advice or receiving transaction-based compensation.

B. Who Must File?

Under Section 15C(a)(1)(B) of the Act, any financial institution that is a government securities broker or government securities dealer within the foregoing definitions must file with its ARA a written notice, on the form prescribed herein, except as described below.

A financial institution that buys and sells securities solely for investment for its own account or for accounts for which it acts as a fiduciary will not generally be classified as a dealer, even though such purchases and sales are made with some frequency. Virtually every financial institution purchases government securities for investment; and purchases and sales may occur to accommodate changes in the financial institution's financial position or to reflect investment decisions. The legislative history of the Act indicates that the Congress did not intend to require financial institutions engaged in such investment-type activity to register as dealers.

The Department of the Treasury has exempted financial institutions that engage solely in the following activities:

(1) Acting as issuing agent, payment agent or forwarding agent for U.S. Savings Bonds (17 C.F.R. 401.1);
(2) submission of tenders for the account of customers for purchase on original issue of U.S. Treasury securities (17 C.F.R. 401.2);
(3) the sale and subsequent repurchase and the purchase and subsequent resale of government securities pursuant to a repurchase or reverse repurchase agreement (17 C.F.R. 401.4); or
(4) sales or purchases in a fiduciary capacity (17 C.F.R. 401.4).

In general, government securities activities that may bring a financial institution within the definition of government securities dealer include the following: (1) underwriting or participating in a selling group for the sale of government securities; (2) advertising or otherwise holding itself out to other dealers or investors as a